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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 ---------------

                              DAVID'S BRIDAL, INC.
                            (Name of Subject Company)


                              DAVID'S BRIDAL, INC.
                        (Name of Person Filing Statement)

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                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

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                                    238576102
                      (CUSIP Number of Class of Securities)

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                                 ROBERT D. HUTH
                                    PRESIDENT
                              DAVID'S BRIDAL, INC.
                             1001 WASHINGTON STREET
                        CONSHOHOCKEN, PENNSYLVANIA 19428
                                 (610) 896-2111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 ---------------

                                 WITH A COPY TO:

                                   ALAN SINGER
                           MORGAN, LEWIS & BOCKIUS LLP
                               1701 MARKET STREET
                      PHILADELPHIA, PENNSYLVANIA 19103-2921
                                 (215) 963-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 10, 2000 by David's Bridal, Inc., a Florida corporation ("David's Bridal") relating to the offer by Alpha Omega Acquisition, Inc., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of The May Department Stores Company, a Delaware corporation ("May"), to purchase all outstanding shares of common stock, par value $.01 per share, of David's Bridal, at a price of $20.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which are herein collectively referred to as the "Offer").

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 is hereby amended and supplemented by the following:

         On Friday, July 21, 2000, May and David's Bridal received notice from the Federal Trade Commission of the early termination of the 15-day waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The termination of the waiting period was one of the conditions to the Purchaser's obligations under the Merger Agreement to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer to Purchase. On July 24, 2000, May and David's Bridal issued a joint press release, a copy of which is attached hereto as Exhibit (a)(4) and is incorporated herein by reference.


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ITEM 9.  EXHIBITS.



EXHIBIT NO.       DESCRIPTION
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(a)(4)            Joint Press Release issued by May and David's Bridal on July
                  24, 2000, announcing the termination of the Hart-Scott Rodino
                  Antitrust Improvements Act of 1976, as amended, waiting period.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              DAVID'S BRIDAL, Inc.

                              By: /s/ Robert D. Huth
                                 -------------------------------------------
                                  Name: Robert D. Huth
                                  Title: President & Chief Executive Officer


Dated: July 24, 2000


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                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
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(a)(4)            Joint Press Release issued by May and David's Bridal on July
                  24, 2000, announcing the termination of the Hart-Scott Rodino
                  Antitrust Improvements Act of 1976, as amended, waiting period.